Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On December 12, 2016, William S. Fisher transferred by gift (i) 192,000 shares to a charitable organization and (ii) 85,000 shares to a trust organized exclusively for charitable purposes for which he is a trustee.  On December 16, 2016, William S. Fisher transferred by gift 3,396 shares, each of William S. Fisher and his spouse received a gift of 566 shares, and trusts of which William S. Fisher is a trustee received gifts of 10,188 shares.

A trust organized exclusively for charitable purposes of which William S. Fisher is a trustee sold: 100,000 shares at $25.78 per share(1) on December 12, 2016; 100,000 shares at $25.81 per share(2) on December 13, 2016; 100,000 shares at $25.53 per share(3) on December 14, 2016; and 100,000 shares at $25.63 per share(4) on December 15, 2016.

On December 31, 2016, Fisher Core Holdings L.P., a partnership of which William S. Fisher was a general partner, distributed limited liability company interests of FCH TBMS LLC representing interests in 27,000,000 shares of Common Stock held by FCH TBMS LLC to partners of Fisher Core Holdings L.P., including to William S. Fisher and entities beneficially owned by William S. Fisher.

(1)  Represents the weighted-average price at which shares were sold within a range between $25.70 and $26.02.

(2)  Represents the weighted-average price at which shares were sold within a range between $25.73 and $25.95.

(3)  Represents the weighted-average price at which shares were sold within a range between $25.50 and $25.64.

(4)  Represents the weighted-average price at which shares were sold within a range between $25.50 and $25.73.

The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1)-(4).